FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant’s name into English)

3rd Floor, Weighbridge House
Weighbridge
St Helier, Jersey
JE2 3NF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.4 included with this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2018	Caledonia Mining Corporation Plc (Registrant) By: /s/ Steve Curtis
Name: Steve Curtis Title: CEO and Director

Exhibit Index

Exhibit	Description

99.1	Interim Financial Statements/Report
99.2	Interim MD&A
99.3	52-109F2 - Certification of Interim Filings - CEO
99.4	52-109F2 - Certification of Interim Filings - CFO